UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 08 August 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony focuses on free cash flow through reevaluating the development of the decline shaft at Phakisa

Johannesburg: Friday, 8 August 2014: Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") today announced that it has completed its business plans ("plans") for financial year 2015. Particular focus was placed on the following:

- improving operating margins
- robust and realistic operating planning
- increasing free cash flow through higher grades and cost control
- capital expenditure which ensures returns are made within a reasonable period of time

The plans form the basis for assessing whether any impairment against the carrying value of an asset is required. These values are informed by a number of factors, including estimates of future gold prices and exchange rates, life of mine plans and operating and capital cost estimates. The business plans include the write-down of the carrying value of Phakisa. A total impairment of approximately R1.4 billion will be recorded in Harmony's financial results for the year ended 30 June 2014, which will reduce the net profit of the company, but will not have an impact on reported cash balances and free cash flow.

An updated feasibility study was recently completed on the Phakisa decline project and showed that a large amount of capital was required to develop the decline project. To ensure that Phakisa meets the planning factors set out above, it has been decided not to continue with the development of the decline.

"Our planning process was specifically aimed at ensuring that Harmony is a safe, profitable and cash generative company. A portion of the Phakisa project area will be more efficiently mined from Tshepong and this has been included in the business plan of Tshepong. We will re-consider the Phakisa decline in future, as the project as a whole is worth investing in", said Graham Briggs, chief executive officer.

Harmony will release its results for Q4 FY14 and the year ended 30 June 2014, on Thursday, 14 August 2014. Please refer to the Company's website (www.harmony.co.za/investors) for more information on the results presentation, webcast link and dial-in details.

ends.

Issued by Harmony Gold Mining Company Limited

8 August 2014

For more details contact:

Henrika Ninham

Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 08, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director